10026622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Van Kampen Funds Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet Paik (212) 296-6398
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Mail Processing Section
MAR 01 2010
Washington, DC
105

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Joseph R. D'Auria, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and supplemental schedules pertaining to Van Kampen Funds Inc., as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph R. D'Auria
Executive Director and Financial and Operations Principal

Subscribed to before me this
25th day of February, 2010.

Notary Public

DANIELLE SPADAVECCHIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SP6211751
Qualified In Queens County
My Commission Expires September 21, 2013

VAN KAMPEN FUNDS INC.

(SEC I.D. No. 8-19412)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Van Kampen Funds Inc.:

We have audited the accompanying consolidated statement of financial condition of Van Kampen Funds Inc. and subsidiaries (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

VAN KAMPEN FUNDS INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$ 173,094
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	13,748
Financial instruments owned, at fair value:	
Corporate equities	3,887
Corporate and other debt	738
Unrealized appreciation on derivative contracts	91
Total financial instruments owned, at fair value	4,716
Receivables:	
Customers	18,837
Brokers, dealers and clearing organizations	18,775
Funds	10,306
Affiliates	8,579
Trustee	3,686
Fees, interest and other	1,393
Goodwill	17,768
Other assets	178
Total assets	$ 271,080

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Short-term borrowings from affiliates	$ 10,468
Financial instruments sold, not yet purchased, at fair value:	
Corporate equities	1,680
Unrealized depreciation on derivative contracts	461
Total financial instruments sold, not yet purchased, at fair value	2,141
Payables:	
Brokers, dealers and clearing organizations	58,580
Customers	14,553
Trustee	2,438
Accrued compensation	17,195
Other liabilities and accrued expenses	4,452
Total liabilities	109,827
Redeemable non-controlling interest	73
Commitments and contingencies	
Stockholder's equity:	
Common stock ($100 par value, 2,500 shares authorized, issued and outstanding)	250
Additional paid-in capital	107,365
Retained earnings	53,565
Total stockholder's equity	161,180
Total liabilities and stockholder's equity	$ 271,080

See Notes to Consolidated Statement of Financial Condition.

Note 1 – Introduction and Basis of Presentation

The Company

Van Kampen Funds Inc. (the "Company") is a Delaware corporation and a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a sponsor of Unit Investment Trusts ("UITs") and distributor of the Van Kampen open and closed end funds (collectively, the "Funds"). The Company is a wholly owned subsidiary of Van Kampen Investments Inc. (the "Parent"), which is a wholly owned indirect subsidiary of Morgan Stanley. The Company's products are sold by unaffiliated distributors and by subsidiaries of Morgan Stanley.

Change in Fiscal Year End

The Board of Directors of the Company approved a change in the Company's fiscal year end from November 30 to December 31. This change to the calendar year reporting cycle began December 1, 2008. This change was approved by the Financial Industry Regulatory Authority ("FINRA") on February 26, 2009.

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S. which require the Company to make estimates and assumptions regarding valuations of certain financial instruments, the potential outcome of litigation and other matters that affect the reported amounts in the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition is prudent and reasonable. Actual results could differ materially from these estimates.

Consolidation

All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated statement of financial condition includes the accounts of the Company and one UIT in which the Company has a redeemable controlling financial interest. The Company's policy is to consolidate all entities in which it has a controlling financial interest. The financial results of the UIT are consolidated into the Company's results. The Company adopted accounting guidance for non-controlling interests on January 1, 2009. Accordingly, for consolidated subsidiaries that are less than wholly owned, the third-party holdings of equity interests are referred to as redeemable non-controlling interest on the consolidated statement of financial condition.

Related Party Transactions

Transactions with the Parent and its affiliates primarily include sales of the deferred commission assets, deferred sales charge receivables related to UITs, tax transactions and short-term borrowings.

Fund Distribution Costs

Sales commissions paid by the Company in conjunction with the sale of its open end products are recorded as deferred commission assets. The Company sells the deferred commission assets to its Parent at cost.

The sale of Company sponsored UITs that involve a deferred sales charge to the purchaser of those products result in deferred sales charge receivables, which are due to the Company from the UITs. The Company sells the deferred sales charge receivables to its Parent at cost.

The Company compensates an affiliate in connection with volume concessions based on the sale of UITs and second year deferred sales charge based on units outstanding.

The Company compensates an affiliate in connection with the sale, distribution, retention, and/or servicing of Fund shares.

Short Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. The balance consists primarily of intercompany funding from the Parent and Morgan Stanley as well as other intercompany payables.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. They are primarily comprised of investments in money market funds sponsored by an affiliate.

Cash Deposited with Clearing Organizations or Segregated under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements includes cash segregated in compliance with federal and other regulations and represent the clearing fund requirement held with the National Securities Clearing Corporation and Depository Trust & Clearing Corporation. It also includes a certificate of deposit segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments and Fair Value

All of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows:

Financial Instruments Measured at Fair Value

All of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value. These instruments primarily represent the Company's trading and investment activities and include both cash and derivative products.

Fair Value Option

The fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has not elected the fair value option for any financial instruments.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions of other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. (See Note 3) In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Receivables and Payables - Customers

Receivables and payables from customers represents unsettled trades of securities to UITs, which are recorded on trade date.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables and payables to brokers, dealers and clearing organizations represent unsettled trades of securities from/ due to brokers based on the activity of the UITs, which are recorded on trade date. The payables also include shareholder servicing fees due to brokers at year-end.

Receivables – Funds

Receivables from the Funds represent shareholder servicing fees due from the Funds.

Income Taxes

Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax basis of assets and liabilities, using currently enacted tax rates.

Goodwill

Goodwill is not amortized and is reviewed annually (or more frequently under certain conditions) for impairment.

Accounting Developments

Subsequent events. In May 2009, the Financial Accounting Standards Board ("FASB") issued accounting guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company's adoption of this guidance did not have a material impact on the Company's consolidated statement of financial condition. (See Note 12)

Fair Value Measurements. In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of the guidance did not have a material impact on the Company's consolidated statement of financial condition. (See Note 3)

In August 2009, the FASB issued guidance about measuring liabilities at fair value. The adoption of the guidance did not have a material impact on the Company's consolidated statement of financial condition.

FASB Accounting Standards Codification™. In July 2009, the FASB issued accounting guidance to establish the FASB Accounting Standards Codification™ ("Codification") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change current U.S. GAAP.

Risk Management

The Company's risk management policies and related procedures are integrated with those of Morgan Stanley and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary, including the Company's specific capital and regulatory requirements.

The cornerstone of Morgan Stanley's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects Morgan Stanley's capital base and franchise. Morgan Stanley's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to Morgan Stanley's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at Morgan Stanley requires independent Morgan Stanley-level oversight, accountability of Morgan Stanley's business segments, constant communication, judgment, and knowledge of specialized products and markets. Morgan Stanley's senior management takes an active role in the identification, assessment and management of various risks at both Morgan Stanley and the business segments level. In recognition of the increasingly varied and complex nature of the global financial services business, Morgan Stanley's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of Morgan Stanley's risks, coupled with this risk management philosophy, informs Morgan Stanley's risk governance structure. Morgan Stanley's risk governance structure includes the Board of Directors (the "Board"); the Audit Committee and the Risk Committee of the Board; the Firm Risk Committee ("FRC"); senior management oversight, including the Chief Compliance Officer; the Internal Audit Department; independent risk management functions (including the Market Risk Department, Credit Risk Management, the Corporate Treasury Department and the Operational Risk Department) and Morgan Stanley control groups (including the Human Resources Department, the Legal and Compliance Division, the Tax Department and the Financial Control Group, and various other risk control managers, committees and groups located within and across Morgan Stanley's business segments.

The Board has oversight for Morgan Stanley's enterprise risk management framework and is responsible for helping to ensure that Morgan Stanley's risks are managed in a sound manner. Historically, the Board had authorized the Audit Committee, which is comprised solely of independent directors, to oversee risk management. Effective January 1, 2010, the Board also established another standing committee, the Risk Committee, which is comprised solely of non-management directors, to assist the Board in the oversight of (i) Morgan Stanley's risk governance structure, (ii) Morgan Stanley's risk management and risk assessment guidelines and policies regarding market, credit and liquidity and funding risk, (iii) Morgan Stanley's risk tolerance and (iv) the performance of the Chief Risk Officer. The Audit Committee continues to review the major operational, franchise, reputational, legal and compliance risk exposures of Morgan Stanley and the steps management has taken to monitor and control such exposure. The Risk Committee, Audit Committee and Chief Risk Officer report to the full Board on a regular basis.

The Board has also authorized the FRC, a management committee appointed and chaired by the Chief Executive Officer that includes the most senior officers of Morgan Stanley, including the Chief Risk Officer, Chief Legal Officer and Chief Financial Officer, to oversee Morgan Stanley's global risk management structure. The FRC's responsibilities include oversight of Morgan Stanley's risk management principles, procedures and limits, and the monitoring of capital levels and material market, credit, liquidity and funding, legal, operational, franchise and regulatory risk matters and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. The FRC reports to the full Board, the Audit Committee and the Risk Committee through Morgan Stanley's Chief Risk Officer.

The Chief Risk Officer, a member of the FRC who reports to the Chief Executive Officer, oversees compliance with Morgan Stanley risk limits; approves certain excesses of Morgan Stanley risk limits; reviews material market, credit and operational risks; reviews results of risk management processes with the Board, the Audit Committee and the Risk Committee, as appropriate.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines Morgan Stanley's operational and control environment and conducts audits designed to cover all major risk categories.

The risk management functions and Morgan Stanley control groups are independent of Morgan Stanley's business units, assist senior management and the FRC in monitoring and controlling Morgan Stanley's risk through a number of control processes. Morgan Stanley is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively Morgan Stanley's risk management and monitoring systems and processes.

Each business segment has a risk committee that is responsible for helping to ensure that the business segment, as applicable, adheres to established limits for market, credit, operational and other risks; implements risk measurement, monitoring, and management policies and procedures that are consistent with the risk framework established by the FRC; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring and management policies and procedures, and related controls.

Each of Morgan Stanley's business segments also has designated operations officers, committees and groups to manage and monitor specific risks and report to the business segment risk committee. Morgan Stanley control groups work with business segment control groups (including Operations Division and Information Technology Division) to review the risk monitoring and risk management policies and procedures relating to, among other things, the business segment's market, credit and operational risk profile, sales practices, reputation, legal enforceability, and operational and technological risks. Participation by the senior officers of Morgan Stanley and the business segment control groups helps ensure that risk policies and procedures, exceptions to risk limits, new products and business ventures, and transactions with risk elements undergo a thorough review.

Credit Risk

The Company is potentially subject to concentrations of credit risk on its principal investments. Concentrations of credit risk on principal investments are limited due to both the diversity of the positions themselves, and the diversity of the securities that comprise the various mutual funds, limited partnership interests and separately managed investment accounts.

Counterparty Risk

The Company holds derivative instruments that contain an element of risk in the event that the counterparties may be unable to meet the terms of such agreements. Our risk exposure is minimized by limiting the counterparties with which we enter into contracts to banks, investment banks, as well as the Company's affiliates who meet established credit and capital guidelines. We are not aware of any circumstances where any counterparty has defaulted on its obligations and therefore do not expect to incur any loss due to counterparty default.

Note 3 – Fair Value Disclosure

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Cash equivalents

The fair value of cash equivalents is based on the quoted net asset value of the respective money market fund.

Corporate Equities

The fair value of corporate equities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Corporate and Other Debt

Corporate and other debt consists primarily of corporate bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swaps spreads, and recovery rates based on collateral value as key inputs. Corporate bonds and other debt are generally categorized in Level 2 of the fair value hierarchy.

Derivatives

The Company uses U.S. Treasury futures, which are types of derivative financial instruments, to economically hedge against market value changes in its trading inventory. Open futures contracts are marked to market daily. The Company is a party to a swap agreement with certain affiliates to economically hedge against the costs the Company incurs in connection with certain deferred compensation plans in which the Company participates. Under the agreement, the counterparties are contractually obligated to make payments for the performance of certain investment funds to the Company, based on the Company's employees participation and investment elections in such deferred compensation plans.

Depending on the product and the terms of the transaction, the fair value of derivative products can be either observed or modeled using a series of techniques. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry.

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2009. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

Assets and Liabilities measured at Fair Value on Recurring Basis as of December 31, 2009

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Cash equivalents	$ 170,916	$ -	$ -	$ 170,916
Financial instruments owned:				
Corporate equities	3,887	-	-	3,887
Corporate and other debt	-	738	-	738
Unrealized appreciation on derivative contracts	91	-	-	91
Total financials instruments owned	174,894	738	-	175,632
Liabilities				
Financial instruments sold, not yet purchased:				
Corporate equities	$ 1,680	$ -	$ -	$ 1,680
Unrealized depreciation on derivative contracts	-	-	461	461
Total financial instruments sold, not yet purchased	1,680	-	461	2,141

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis as of December 31, 2009. Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. As a result, the realized and unrealized gains or (losses) for assets and liabilities within the Level 3 category presented in the table below do not reflect the related realized and unrealized gains or (losses) on hedging instruments that have been classified by the Company within the Level 1 and/or Level 2 categories. Additionally, both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains or (losses) during the period for assets and liabilities within the Level 3 category presented in the table below may include changes in fair value during the period that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

The following table reflects gains or (losses) for assets and liabilities categorized as Level 3 for the thirteen-month period ended December 31, 2009. For assets and liabilities that were transferred into Level 3 during the period, gains or (losses) are presented as if the assets or liabilities had been transferred into Level 3 as of the beginning of the period; similarly, for assets and liabilities that were transferred out of Level 3 during the period, gains or (losses) are presented as if the assets or liabilities had been transferred out as of the beginning of the period.

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the thirteen-month period ended December 31, 2009

	Beginning Balance	Total Realized and Unrealized Gains or (Losses)	Purchases, Sales, Other Settlements and Issuances, Net	Net Transfers In and/or (Out) of Level 3	Ending Balance	Unrealized Gains or (Losses) for Level 3 Assets/ Liabilities Outstanding at December 31, 2009
Liabilities						
Financial instruments sold, not yet purchased:						
Derivative contracts	$(389)	$(72)	$–	$–	$(461)	$(461)

The net losses from derivative contracts were primarily driven by market fluctuation.

Note 4 – Derivative Instruments and Hedging Activities

The Company holds positions in listed futures and is party to certain swap agreements. The Company uses these instruments for asset and liability management. See Note 3 for discussion regarding derivatives.

The Company manages its positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. The Company manages the market risk associated with its hedging activities on a Company-wide basis and on an individual product basis. Refer to Note 2 for further discussion on counterparty risks associated with derivative instruments.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2009. Fair values of derivative contracts in an asset position are included in Financial instruments owned, at fair value - unrealized appreciation on derivative contracts. Fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased, at fair value - unrealized depreciation on derivative contracts.

	Fair Value	Notional
Derivatives not designated as accounting hedges:		
Futures contracts	$ 91	3,794
Swap agreements	(461)	(3,147)
	$ (370)	647

Note 5 – Cash deposited with clearing organizations or segregated

Cash deposited with clearing organizations or segregated includes a certificate of deposit of $3,500. It also includes the clearing fund requirement held with the National Securities Clearing Corporation and Depository Trust & Clearing Corporation of $10,248 for UIT trading.

Note 6 – Goodwill

The Company completed its annual goodwill impairment testing as of June 1, 2009, which did not result in an impairment. During the period ended December 31, 2009, the Company changed the date of its annual goodwill impairment testing to July 1, as a result of the Company's change in its fiscal year-end from November 30 to December 31. The change to the annual goodwill impairment testing date was to move the impairment testing outside of the Company's normal second quarter-end reporting process to a date in the third quarter, consistent with the testing date prior to the change in the fiscal year-end. The Company

believes that the resulting change in accounting principle related to the annual testing date will not delay, accelerate, or avoid an impairment charge. The goodwill impairment test performed as of July 1, 2009 concluded that no impairment charges were required as of that date. The Company determined that the change in accounting principle related to the annual testing date is preferable under the circumstances and does not result in adjustments to the Company's consolidated statement of financial condition when applied retrospectively.

Note 7 – Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. At December 31, 2009, there was approximately $2,438 of outstanding net purchase commitments.

Letters of Credit

The Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. At December 31, 2009, approximately $2,438 was outstanding under these agreements with expiration dates ranging from December 22, 2010 through December 23, 2010. The Company is charged an annual interest rate of 1.0% on amounts outstanding. These credit agreements are collateralized by cash and securities and do not contain restrictive covenants.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a subsidiary of a diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the consolidated financial condition of the Company.

Note 8 – Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by Morgan Stanley. The following summarizes these plans:

Employee Benefit Plan

Substantially all employees hired before July 1, 2007 are covered by a non-contributory defined benefit plan

and other postretirement benefits plans sponsored by Morgan Stanley. The plan provides pension benefits that are based on each employee's years of credited service and compensation levels specified in the plan. The U.S. defined benefit pension plan was closed to new participants effective July 1, 2007. In lieu of a defined benefit pension plan, eligible employees who were first hired, rehired or transferred to the U.S on or after July 1, 2007, will receive a retirement contribution under their 401(k) plan. The amount of the retirement contribution is included in Morgan Stanley's 401(k) cost and will be equal to between 2% and 5% of eligible pay up to the annual 401(a)(17) limit based on years of service as of December 31. Certain employees are covered by postretirement plans sponsored by Morgan Stanley that provide medical and life insurance for eligible retirees and medical insurance for their dependents.

Equity-Based Compensation Plans

Eligible employees of the Company participate in several of Morgan Stanley's equity-based stock compensation plans. Morgan Stanley accounts for stock-based compensation in accordance with the accounting guidance for equity-based awards. This accounting guidance requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. Morgan Stanley determines the fair value of restricted stock units based on the number of units granted and the grant date fair value of its common stock, measured as the volume-weighted average price on the date of grant. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life. Until its discontinuation on June 1, 2009, the Employee Stock Purchase Plan (the "ESPP") allowed employees to purchase shares of Morgan Stanley common stock at a 15% discount from market value. Morgan Stanley expensed the 15% discount associated with the ESPP until its discontinuation, and allocated a portion to the Company.

<u>Note 9 – Income Taxes</u>

The Company is included in the consolidated federal income tax return filed by Morgan Stanley. Federal income taxes have been provided on a separate entity basis. The Company files separate entity state and local income tax returns and is included in various combined state and local filings with Morgan Stanley and certain other subsidiaries of Morgan Stanley. State and local income taxes have been provided on separate entity income based upon the separate entity and combined filing group effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, all current and deferred federal and unitary/combined state taxes are offset with other intercompany balances with Morgan Stanley.

Deferred income taxes reflect the net tax effect of the temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are primarily attributable to deferred compensation and incentive compensation bonus plans. Deferred tax liabilities are primarily attributable to goodwill amortization.

Accounting for Uncertainty in Income Taxes

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when in the future certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company regularly assesses the likelihood of assessments in each of the taxing jurisdictions resulting from current and subsequent years' examinations, and tax reserves are established as appropriate.

Income Tax Examinations

The Company, through its inclusion in Morgan Stanley's returns, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain countries and states in which Morgan Stanley has significant business operations. During 2010, the IRS is expected to conclude the field work portion of their examinations on issues covering tax years 1999-2005. Additionally during 2010, Morgan Stanley may reach a conclusion with the New York state and New York city tax authorities on issues covering years 2002 - 2006. Morgan Stanley has established unrecognized tax benefits that Morgan Stanley believes are adequate in relation to the potential for additional assessments. Once established, Morgan Stanley adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change. The Company believes that the resolution of tax matters will not have a material effect on the consolidated statement of financial condition of the Company.

The following are the major tax jurisdictions in which Morgan Stanley and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2002

Note 10 – Regulatory Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the Securities and Exchange Commission ("SEC") and FINRA. Under these rules the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2009, the Company's Net Capital was $114,494 which was $114,244 in excess of its required minimum net capital.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

Note 11 – Morgan Stanley Transaction with Invesco Ltd.

Morgan Stanley announced on October 19, 2009 that it had entered into a definitive agreement to sell substantially all of its retail asset management business, operating under both the Morgan Stanley and Van Kampen brands, to Invesco Ltd. ("Invesco") in a stock and cash transaction valued at $1.5 billion (the "Transaction"). The Transaction, which has been approved by the Boards of Directors of both Morgan Stanley and Invesco, is expected to close in mid – 2010, subject to customary closing conditions, approval by the funds' boards of directors and their shareholders and regulatory approvals. As a result, the Board of Directors / Trustees of certain Morgan Stanley and Van Kampen funds have recommended to shareholders that they approve a reorganization of each applicable fund into a newly organized mutual fund distributed by an affiliate of Invesco. These reorganizations, should they be approved by shareholders, will result in the transfer of all assets and liabilities of such funds to its Invesco counterpart and the dissolution of each applicable fund.

The Company will be sold to Invesco as part of the Transaction. In connection with the terms of the Transaction, capital in excess of $46 million will be returned to Morgan Stanley upon closing.

Note 12 – Subsequent Event

The Company has performed its evaluation of subsequent events through the date the consolidated statement of financial condition was issued. Based on such evaluation, no events were discovered that required disclosure or adjustment to the consolidated statement of financial condition.

****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

Van Kampen Funds Inc.
522 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the consolidated statement of financial condition of Van Kampen Funds Inc. and subsidiaries (the "Company") as of December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on this financial statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in

internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP